FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date June 9, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: June 9, 2006

NEWS RELEASE 06-13

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Announces Results for 5 Additional Diamond Drill Holes, including 162.85 meters Grading 0.59% Copper, 7.4 g/t Silver, 0.13% Zinc and 0.007% Molybdenum.

Tyler Resources Inc. is pleased to announce assay results for an additional 5 diamond drill holes at its Bahuerachi project, Chihuahua State, Mexico.

Diamond drill holes DDH-BAH-67, 69, 75 and 76 were drilled within the Main Zone to test further areas in preparation for modeling purposes in the upcoming resource estimate study.  The widths and grades of the mineralized intersections were consistent with other drill results in the area.  They continued to extend and outline the mineralized porphyry system, which has widths and grades comparable to a wide range of past and present day operating mines.

Drill hole DDH-BAH-72 is the final hole of the six holes planned for the southern porphyry lobe (Goat Zone, see map).  Drill hole BAH-72 encountered higher grades over wider intervals than the previously reported five holes in the southern porphyry, increasing confidence that the Goat Zone has the potential to host near surface, bulk tonnage copper-molybdenum-silver mineralization.

Results are presented in the following tables and discussed below.  Sections for all Main Zone drill holes reported are posted with the news release on our website at www.tylerresources.com.  Drill hole collar locations are shown on the attached drill plan map.

Main Zone Drilling - Significant Intervals for Drill Holes DDH BAH-67, 69, 75 and 76.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-67	115.7	314.3	142.2(1)	0.56	0.05	7.3	tr	0.007	Sediments, minor skarn, porphyry
including	256	281.9	25.9	0.83	0.05	7.1	tr	0.005	Porphyry
and	414.6	783.5	272.2(2)	0.27	0.02	1.9	tr	0.006	Porphyry/breccia/sediments

BAH-69	170	422.2	162.85(3)	0.59	0.06	7.4	0.13	0.007	Sediments, minor skarn, porphyry

BAH-75	3	43	40	0.38	0.04	1.8	tr	tr	Oxides, porphyry/dykes
	80	92.4	12.4	0.31	0.04	1.2	tr	tr	Porphyry
	117.5	164.4	27.9(4)	0.35	0.03	3.2	tr	tr	Porphyry
	294.9	434	76.75(5)	0.23	0.02	2.0	tr	0.016	Porphyry/sediments

BAH-76	36	429.4	241.65(6)	0.46	0.05	3.1	tr	0.007	Porphyry/sediments
including	203.5	279.85	76.35	0.69	0.08	3.4	tr	0.003	Porphyry

(1)Excludes 56.4 meters of unmineralized dyke.

(2)Excludes 96.7 meters of unmineralized dykes.  Hole ended at 783.5 meters in mineralized sediments grading 0.37% copper and 2.6 g/t silver.

(3)Excludes 89.35 meters of unmineralized dykes.

(4)Excludes 19 meters of unmineralized dykes.

(5) Excludes 62.35 meters of unmineralized dykes.

(6) Excludes 151.75 meters of unmineralized dykes.

News Release – June 9, 2006

All holes are considered to be tests of true widths of mineralization.  Width of unmineralized dykes, due to drilling direction, can be exaggerated by 10-20% (refer to sections).

Results from drilling continue to confirm that the porphyry complex and related skarn system carries mineralization with open pit style potential on sections tested to date.

Assay results for RC drill holes #RC-30 to RC-36 have been received by the Company and are currently being compiled for release shortly.  These RC holes were drilled south of section 1SE in the Main Zone (see attached plan map), testing for southern extensions of narrow higher grade porphyry/skarn intersections over approximately 200 meters of previously untested strike length south of the Main Zone.

Drilling in the Main Zone now continues to the north, towards the north porphyry lobe.  Results for completed drill holes DDH-BAH #77, 78, 79, 81, 83 and RC-41 are currently outstanding.  Drilling in the Main Zone is continuing with RC-42 and diamond drill holes 85 and 86.

Southern Porphyry/Goat Zone

The table below summarizes assay results over mineralized intervals in drill hole BAH-72 from the southern porphyry/Goat Zone.

Significant intervals for drill holes DDH-BAH 72 (Goat Zone).

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-72	6	65	59	0.41	0.01	6.3	tr	0.002	Porphyry
	75	95	20	0.35	0.09	6.1	tr	0.003	Porphyry
	119	145	26	0.33	tr	4.4	tr	0.003	Porphyry
	198	209	11	0.33	tr	4.3	tr	0.004	Porphyry
	219.2	264	44.8	0.13	tr	2.1	tr	tr	Porphyry

Core lengths intervals as quoted are interpreted to be approximate true widths.

Drilling Update

A total of 3,335 meters were drilled in May of this year (2,615 meters core and 720 meters RC), continuing to advance the program at a rapid pace while testing multiple targets.

North Skarn Drilling

The first three drill holes in the North Skarn target have been completed and sent to the laboratory for assay (BAH-74, 80, 82).  Drilling is continuing on this target with drill hole BAH-84, the fourth planned hole of a minimum of 5 diamond drill holes for a minimum combined 1,000 meters of drilling at the North Skarn Target. Four additional short reverse circulation drill holes (RC-37 which was a water well and RC-38, 39, 40) were drilled to the west of the area of core drilling in order to accelerate testing of the target.  Results for the North Skarn drilling will be released once they have been received and compiled by the Company.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The Company is well financed and is currently conducting a 35,000 meter combined diamond and reverse circulation drilling program scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

News Release – June 9, 2006

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program and the preparation of this news release is J. P. Jutras, P.Geol., President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, B.Sc., M.Sc Geology and Cornell McDowell, B.Sc Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.